Exhibit O
          The Gemalto securities referred to herein that were issued in connection with the exchange offer and the Gemalto securities referred to herein that will be issued in connection with the statutory sell-out right and the squeeze-out described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Gemalto securities have been made and will be made available within the United States in connection with the exchange offer, the statutory sell-out and the squeeze-out described herein pursuant to an exemption from the registration requirements of the U.S. Securities Act.
          The exchange offer and such statutory sell-out and squeeze-out relates to the securities of a non-U.S. company and are subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements and information included in the document, if any, are prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
          It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Gemalto and Gemplus have their corporate headquarters outside of the United States, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

The Gemalto N.V. shares issued in connection with the Offer (as defined below) and the statutory sell-out and the Gemalto N.V. shares to be issued in connection with the mandatory squeeze-out described below have not been (and are not intended to be) registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Gemalto N.V. securities have been made and will be made available within the United States in connection with the Offer and the mandatory squeeze-out described below pursuant to an exemption from the registration requirements of the Securities Act.
The Offer and such mandatory squeeze-out relate to the securities of a non-US company and are subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements and information presented have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for an investor to enforce its rights and any claim it may have arising under US federal securities laws, since Gemalto N.V. and Gemplus International S.A. have their corporate headquarters outside of the United States, and some or all of their officers and directors may be residents of foreign countries. An investor may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment.
Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
Implementation and terms of the
mandatory squeeze-out relating to Gemplus shares
Amsterdam, January 8, 2007 - Gemalto N.V. (“Gemalto”) announces its decision to implement, following the public exchange offer (the “Offer”) initiated by Gemalto for the shares of Gemplus International S.A. (“Gemplus”), a mandatory squeeze-out relating to the shares of Gemplus which are not held by Gemalto, pursuant to Luxembourg law.
As indicated by Gemalto in its press release dated November 2, 2006 relating to the close of the Offer and to the statutory sell-out1, Gemalto offers to the Gemplus shareholders, as consideration under the mandatory squeeze-out, the same alternative in shares and in cash as in the statutory sell-out, i.e., 2 Gemalto shares for 25 Gemplus shares or €1.30 in cash per Gemplus share, respectively.

[1]	Such press release is available on Gemalto’s website (www.gemalto.com).

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
As requested by the Luxembourg Commission de Surveillance du Secteur Financier (the “CSSF”), the Gemplus shareholders will have a decision period of 14 trading days as from the date of this press release, i.e., until January 26, 2007 inclusive, to indicate their choice between the share consideration and the cash consideration described above. The Gemplus shareholders who have not expressed themselves or have not expressly indicated their choice as of such date shall be considered as having chosen the cash consideration of €1.30 per Gemplus share. Further details relating to the implementation of the mandatory squeeze-out are provided under paragraph 3 below.
Deutsche Bank AG, Paris branch, guarantees the content and the irrevocable nature of the commitments made by Gemalto under the mandatory squeeze-out.
The Gemplus shareholders are also entitled, until January 23, 2007 inclusive, to continue to exercise their statutory sell-out right, under the terms and conditions provided in the Gemalto press release dated November 2, 2006 mentioned above. Gemplus shareholders who wish to elect for the share consideration of 2 Gemalto shares for 25 Gemplus shares or the cash consideration of €1.30 in cash per Gemplus share after January 23, 2007, and at the latest on January 26, 2007, shall indicate their choice in accordance with the terms and conditions of the mandatory squeeze-out procedure set forth in this press release.
In connection with the squeeze-out, the Gemplus shares will be delisted from the Eurolist by Euronext Paris S.A. and the Gemplus American depositary shares (“ADSs”) will be delisted from the Nasdaq Global Select Market.
1. Context of the Mandatory Squeeze-Out
Pursuant to applicable Luxembourg law2, if, following an offer, an offeror owns securities representing more than 95% of the share capital with voting rights and 95% of the voting rights of the target company of the offer, such offeror may request each remaining shareholder of such target company, within three months following the closing of the offer, “to sell it their shares at a fair price”, which “fair price” shall “take the same form as the consideration available in the offer or consist solely in cash. Cash consideration must be offered at least as an option”.
As announced by the French Autorité des marchés financiers (the “AMF”) in its notice of November 17, 20063, Gemalto held, following the closing of the Offer (including the reopened Offer), 96.67% of the share capital and 96.78% of the voting rights of Gemplus4.
In agreement with the CSSF, the “fair price” for the Gemplus shares in the mandatory squeeze-out, which is provided by the share consideration of 2 Gemalto shares for 25 Gemplus shares or the cash consideration of €1.30 per Gemplus share, is identical to the “fair price” provided for Gemplus shares in the statutory sell-out. The determination of, and elements used to assess, such “fair price” in accordance with Luxembourg law are indicated in paragraphs 10 and 11 of the detailed version of Gemalto’s press release dated November 2, 2006 mentioned above.
2 Fractional Shares
No fractional shares may be issued by Gemalto. Therefore, Gemalto will not remit fractional shares to Gemplus shareholders who choose the share consideration offered in the mandatory squeeze-out. Gemplus shareholders who choose the share alternative and who hold, at the time of implementation of the squeeze-out, a number of Gemplus shares that does not give them the right to a whole number

[2]	Article 15 of the Luxembourg law dated May 19, 2006 on takeover bids.

[3]	AMF Notice No. 206C2082.

[4]	Gemalto currently holds, taking into account the Gemplus shares acquired under statutory sell-out, 98.02% of the share capital and 98.13% of the voting rights of Gemplus.

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
of new Gemalto shares will be indemnified, with respect to their Gemplus shares that do not give them the right to a whole number of new Gemalto shares, at a price of €1.30 per Gemplus share, corresponding to the cash consideration available in the mandatory squeeze-out.
3 Mandatory Squeeze-Out Procedure
Euronext Paris S.A. will publish a detailed schedule of the implementation of the mandatory squeeze-out and the delisting of Gemplus shares from Eurolist by Euronext Paris S.A.
Gemplus shareholders who hold their shares through a financial intermediary shall provide their account holder financial intermediary (financial institution, investment company, etc.) an indemnity form that matches one of the forms that will be provided to them by their intermediary, at the latest on January 26, 2007.
Gemplus shareholders who hold their shares directly without recourse to an account holder financial intermediary shall notify HSBC France, as the financial institution designated by Gemplus, of their decision by using an indemnity form that will have been provided to them by HSBC France, at the latest on January 26, 2007.
The indemnity forms will allow Gemplus shareholders to choose between the share consideration and the cash consideration available in the mandatory squeeze-out, i.e., respectively 2 Gemalto shares for 25 Gemplus shares or €1.30 per Gemplus share, in consideration for their Gemplus shares which will be transferred to Gemalto under the mandatory squeeze-out. Gemplus shareholders who have not expressly indicated their choice in accordance with the procedure described above shall be considered as having chosen the cash consideration of €1.30 per Gemplus share.
In any event, and subject to applicable law, exchange orders relating to Gemplus shares which are the subject of a usufruct (usufruit) shall be signed jointly by the legal owner of title (nu-propriétaire) and the usufruct holder (usufruitier). With respect to Gemplus shares held in undivided ownership (indivision), the indemnity forms shall be signed by the representative or agent of the undivided shareholders or, alternatively, by all the undivided shareholders.
The Gemplus shares not held by Gemalto, including the Gemplus shares for which no indemnity form has been submitted in accordance with the procedure described above, will be automatically transferred to Gemalto on January 29, 2007.
Gemplus shares will be delisted from Eurolist by Euronext Paris S.A. as of January 29, 2007.
The account holder financial intermediaries which have received indemnity forms shall transfer such requests to Euronext Paris S.A. within the timeframe determined in the Euronext notice mentioned above.
HSBC France, as the financial institution designated by Gemplus, shall also transmit to Euronext Paris S.A., within the same timeframe as mentioned above for account holder financial intermediaries, the indemnity forms which it has received under the mandatory squeeze-out.
After reception by Euronext Paris S.A. of the indemnity forms in accordance with the procedure described above, Euronext Paris S.A. will indicate in a notice the amount of Gemplus shares that will give right, under the mandatory squeeze-out, to the share consideration of 2 Gemalto shares for 25 Gemplus shares and the cash consideration of €1.30 per Gemplus share, respectively. The amount of Gemplus shares giving right to consideration under the mandatory squeeze-out will be calculated ex-Gemplus shares which have been tendered in the statutory sell-out, as described in Gemalto’s press release dated November 2, 2006 mentioned above.
The new Gemalto shares issued as consideration to the Gemplus shareholders having chosen the share consideration available in the mandatory squeeze-out, i.e., 2 Gemalto shares for 25 Gemplus shares

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
will be delivered on February 6, 2007 by Gemalto to Euronext Paris S.A., acting as centralization agent for the share indemnity transactions, to which will be added, as the case may be, the cash consideration corresponding to fractional shares. The amount corresponding to the cash consideration of €1.30 per Gemplus share due to the Gemplus shareholders which have not tendered their Gemplus shares in the statutory sell-out and (i) have expressly chosen the cash consideration in accordance with the procedure described above, or (ii) have submitted an indemnity form without expressly stating their choice for the share or the cash consideration, or (iii) have not requested any indemnity, will be paid on February 6, 2007 by Gemalto on a blocked account opened for this purpose with Exane BNP Paribas, acting as centralization agent for the cash indemnity transactions. After the closing of the Euroclear France affiliated accounts, the account holder financial intermediaries will credit the accounts of the Gemplus shareholders with the applicable consideration.
Any amounts which have not been attributed, corresponding to the consideration relating to the Gemplus shares for which the Gemplus shareholders will have remained unknown, will be kept by Exane BNP Paribas for a ten-year period starting on January 29, 2007 and transferred to the French Caisse des dépôts et consignations at the expiry of such ten-year period. Such amounts will remain available to the former Gemplus shareholders subject to any rights which may be exercised by the Luxembourg State after expiry of a 30-year period starting on January 29, 2007.
4 Gemplus American Depositary Shares
In order to be able to choose between the cash consideration and the share consideration in the mandatory squeeze-out, ADS holders will be required to transmit their ADSs and proper instructions to Mellon Investor Services LLC, as US exchange agent (the “US Exchange Agent”), within the required timeframe. ADS holders will receive appropriate instructions from the US Exchange Agent or may contact the US Exchange Agent at the address and phone number provided below regarding procedures relating to ADSs.
As a result of the squeeze-out, the Gemplus ADSs will be delisted from the Nasdaq Global Select Market and the Gemplus ADS facility will be terminated.
The possibility of issuance of Gemalto shares in the mandatory squeeze-out is not valid in any state of the United States of America in which the mandatory squeeze-out and the resulting exchange of Gemplus shares do not comply with regulations.

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
5	Indicative Timeframe of the Statutory Sell-Out and the Mandatory Squeeze-Out
This timetable is provided for informational purposes only.

November 9, 2006	Opening of the statutory sell-out period and start of Gemalto’s standing buy order on the Eurolist by Euronext Paris S.A. at a price of €1.30 per Gemplus share(1)

November 30, 2006	First record date of the orders relating to the statutory sell-out in shares

December 22, 2006	Second record date of the orders relating to the statutory sell-out in shares

December 28, 2006	Second clearing of the orders relating to the statutory sell-out in shares

January 4, 2007	Results of the statutory sell-out in shares following the second clearing

January 8, 2007	Announcement of the implementation of the mandatory squeeze-out and of the extension of the third period of the statutory sell-out in shares Second issuance of Gemalto shares under the statutory sell-out(2) Second settlement and listing of the Gemalto shares issued in consideration for the Gemplus shares tendered under the statutory sell-out

January 23, 2007	End of the statutory sell-out period and of Gemalto’s standing buy order at a price of €1.30 per Gemplus share

January 25, 2007	Third clearing of the orders relating to the statutory sell-out in shares

January 26, 2007	End of the mandatory squeeze-out period

January 29, 2007	Mandatory squeeze-out and delisting of the Gemplus shares from Eurolist by Euronext Paris S.A. and of the Gemplus ADSs from the Nasdaq Global Select Market Centralization of the indemnity forms relating to the mandatory squeeze-out

February 1, 2007	Results of the mandatory squeeze-out and the statutory sell-out in shares

February 6, 2007	Issuance of the Gemalto shares under the mandatory squeeze-out and the statutory sell-out(2) Settlement and listing of the Gemalto shares issued under the mandatory squeeze-out and the statutory sell-out

(1)	The settlement of the Gemplus shares sold under the statutory sell-out in cash will take place three trading days after transfer of the orders to Exane BNP Paribas, designated by Gemalto for purposes of the statutory sell-out in cash.

(2)	Under a private deed of issuance.
Euronext Paris S.A. will publish a notice detailing the schedule and the terms and conditions of the mandatory squeeze-out.
6 Brokerage Fees and Remuneration of Intermediaries
No fees shall be reimbursed and no commission will be paid to any intermediary or any person soliciting an indemnity for Gemplus shares transferred under the mandatory squeeze-out.
If the Gemplus shareholders who request an indemnity under the mandatory squeeze-out have to pay brokerage fees or other intermediary fees, Gemalto will not assume any or all of these fees.

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
7 Tax Treatment of the Mandatory Squeeze-Out
Subject to any updates provided below, the reader is invited, for a description of the tax regime applicable to the mandatory squeeze-out and to the Gemalto shares delivered under the share consideration available in the mandatory squeeze-out, to the information provided in the paragraph 9 of the detailed version of the Gemalto press release dated November 2, 2006 mentioned above and to the Offer prospectus (note d’information) relating to the Offer on which the AMF affixed the visa n° 06-252 dated July 6th 2006 (the “Offer Prospectus”).
In this context, it is specified that the capital gains on marketable securities taxation threshold mentioned in sections 2.4.17.1. and 2.4.17.2.2. A. (b) and (c) of the Offer Prospectus and sections 9.1.1.1. (a) (i) and 9.1.1.2. (a) (i) of the detailed version of the Gemalto press release dated November 2, 2006 was increased from €15,000 to €20,000 pursuant to article 61 of the French loi de finances for 2007 (law No. 2006-1666 of December 21, 2006 published in the Journal Officiel of December 27, 2006) with respect to income tax applicable to income perceived in 2007. For the following years, the same article provides for an annual revision of the threshold in the same proportion as the higher cap of the first level of the income tax rate table of the year preceding the disposal.
Furthermore, as of January 1, 2007 the Dutch Dividend Tax Act has been amended. The following should be noted with respect to the language of paragraph 2.4.17.2.1 of the Offer Prospectus relating to withholding tax:
1. The dividend withholding tax rate is reduced to 15% (previously 25%).
2. If a holder of Gemalto shares:
(i) takes one of the forms listed in the Annex 2003 to the Parent-Subsidiary Directive (Directive 90/435/EEC) (the “Parent-Subsidiary Directive”); and
(ii) owns 5% or more of the total issued and outstanding capital of Gemalto; and
(iii) is a resident of another member state of the European Union according to the tax laws of that member state and, under the terms of a double taxation agreement concluded by that member state with a third state, is not considered to be resident for tax purposes outside the European Union; and
(iv) is subject, without the possibility of an option or of being exempt, to a tax listed in article 2 of the Parent-Subsidiary Directive;
such holder of Gemalto shares will generally be eligible for an exemption from or full refund of Dutch dividend withholding tax on dividends distributed by Gemalto.
If a holder of Gemalto shares does not meet the requirement under (ii) above, the holder of Gemalto shares may nevertheless be entitled to the exemption or refund described above, if such holder meets all the other requirements and:
(i) has owned 5 percent or more of the total issued and outstanding capital of the Gemalto for an uninterrupted period of one year; and
(ii) the dividend is distributed by Gemalto within three years after the end of this period.
Furthermore, if a holder of Gemalto shares:
(a) is a legal entity;
(b) is a resident for tax purposes of a member state of the European Union;
(c) is not subject to a tax levied by reference to profits by that member state; and
(d) would not have been subject to Dutch corporate income tax had the holder of Gemalto shares been a resident of the Netherlands for corporate income tax purposes;

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
such holder of Gemalto shares will generally be eligible for a full refund of Dutch dividend withholding tax on dividends distributed by Gemalto.
3. In light of the above, the description of the tax treatment under the Treaty (as defined in the Offer Prospectus) has generally lost its relevance.
It should further be noted that for US federal income tax purposes, the receipt of cash in the mandatory squeeze-out will be a taxable transaction. The US tax consequences of such a transaction will be similar to those described in the detailed version of the Gemalto press release dated November 2, 2006.
Holders of Gemplus shares should consult their own tax advisor with respect to the income tax consequences in light of their particular circumstances or implementation of the mandatory squeeze-out and their ownership or disposition of Gemalto shares.
Holders of ADSs may contact Mellon Investor Services LLC, below, as US exchange agent regarding procedures relating to ADSs.
Copies of the free English translation of the joint French language Offering Prospectus and of the documents incorporated by reference thereto (i.e., two prospectuses for the listing of the Gemalto shares approved by the Dutch stock exchange authority (Autoriteit Financiële Markten) on June 30, 2006, for which an approval certificate has been received by the AMF on the same date) are available from the Internet websites of Gemalto (www.gemalto.com) and of Gemplus (www.gemplus.com) as well as free of charge upon request to the following: Gemalto N.V.: Koningsgracht Gebouw 1, Joop Geesinkweg 541-542, 1096 AX Amsterdam, the Netherlands; Gemplus International S.A.: 46A, avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg; Mellon Investor Services LLC, U.S. Exchange Agent: 480 Washington Boulevard, Attn: Information Agent Group, AIM # 074-2800, Jersey City, New Jersey 07310, Call Toll Free: 1-866-768-4951.
Gemplus securityholders are strongly advised to read the Offer Prospectus and related exchange offer materials regarding the transactions, as well as any amendments and supplements to those documents because they contain important information.
Contact information

Stéphane Bisseuil	Rémi Calvet
Investor Relations	Senior Vice President,
T.: +33.1.55.01.50.97	Corporate Communications
E-mail: stephane.bisseuil@gemalto.com	T.: +33.6.22.72.81.58
E-mail: remi.calvet@gemalto.com

FINEO	Stéphanie Ouadjed
Investor Relations	Gemplus International S.A.
T.: +33.1.56.33.32.31	T.: +352.26.005.227
E-mail: gemalto@fineo.com	E-mail: stephanie.oudjed@gemalto.com

Bernard Vanthournout	Emmanuelle Saby
HSBC France	Media
Avenue Robert Schuman	T.: +33.1.55.01.57.27
BP 2704	E-mail: emmanuelle.saby@gemalto.com
F-51051 Reims Cedex
Email : bernard.vanthournout@hsbc.fr
T.: +33.3.26.09.86.02
Mobile : +33.6.86.28.47.24

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
The Offer and the transactions described above are not (and are not intended to be) made, directly or indirectly, in or into the United Kingdom, Italy, the Netherlands, Canada or Japan or in or into any other jurisdiction in which such Offer would be unlawful prior to the registration or qualification under the laws of such jurisdiction. Accordingly, persons who come into possession of this release should inform themselves of and observe these restrictions.
About Gemalto
Gemalto (Euronext NL 0000400653 GTO) is a leader in digital security with pro forma 2005 annual revenues of €1.7 billion, operations in about 100 countries and 11,000 employees including 1,500 R&D engineers.
In a world where the digital revolution is increasingly transforming our lives, Gemalto’s solutions are designed to make personal digital interactions more convenient, secure and enjoyable.
Gemalto provides end-to-end digital security solutions, from the development of software applications through design and production of secure personal devices such as smart cards, SIMs, e-passports, and tokens to the management of deployment services for its customers.
More than a billion people worldwide use the company’s products and services for telecommunications, financial services, e-government, identity management, multimedia content, digital rights management, IT security, mass transit and many other applications.
As the use of Gemalto’s software and secure devices increases with the number of people interacting in the digital and wireless world, the company is poised to thrive over the coming years.
Gemalto was formed in June 2006 by the combination of Axalto and Gemplus.
For more information please visit www.gemalto.com.